      As filed with the Securities and Exchange Commission on July 24, 1998

                                                      Registration No.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    Form S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               ------------------

                               Henry Schein, Inc.
             (Exact name of registrant as specified in its charter)

                  Delaware                                    135 Duryea Road                 11-3136595
(State or other jurisdiction of incorporation or          Melville, New York 11747         (I.R.S. Employer
               organization)                                   (516) 843-5500           Identification Number)

                               Stanley M. Bergman
                            Chairman, Chief Executive
                              Officer and President
                               Henry Schein, Inc.
                                 135 Duryea Road
                            Melville, New York 11747
                                 (516) 843-5500
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                                   Copies to:

 Robert A. Cantone, Esq.                        Mark E. Mlotek, Esq.
    Proskauer Rose LLP             Vice President, General Counsel and Secretary
      1585 Broadway                              Henry Schein, Inc.
 New York, New York 10036                         135 Duryea Road
      (212) 969-3000                          Melville, New York 11747
                                                  (516) 843-5500

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|


                         CALCULATION OF REGISTRATION FEE
===================================================================================================================================
                                                                 Proposed             Proposed
                                                                  Maximum             Maximum
                                          Amount To Be        Offering Price         Aggregate            Amount of
  Title of Shares to be registered         Registered          Per Share(1)      Offering Price(1)    Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01........     822,063 shares         $48.50              $39,870,056            $11,762.00
====================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(c) of the Securities Act of 1933, upon the average of the high and low prices of the Common Stock on the Nasdaq Stock Market on July 23, 1998.

                  --------------------------------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

                               HENRY SCHEIN, INC.

                         -------------------------------

                         822,063 SHARES OF COMMON STOCK
                                ($0.01 Par Value)

                         -------------------------------


         This Prospectus has been prepared for use in connection with proposed sales of up to 822,063 shares (the "Offered Shares") of the common stock, par value $0.01 (the "Common Stock"), of Henry Schein, Inc. (the "Company"), that may be offered and sold from time to time by or for the account of certain stockholders of the Company (the "Selling Stockholders"). See "The Selling Stockholders". The Company will receive no part of the proceeds of this offering. The Offered Shares were acquired by the Selling Stockholders in connection with certain acquisitions by the Company of businesses that were owned or managed by the Selling Stockholders, collectively.

         The Common Stock is traded on the Nasdaq Stock Market under the symbol "HSIC". On July 21, 1998, the closing sale price of the Common Stock was $49.50. Sales of Offered Shares may be made through brokers, dealers or agents or directly to purchasers, and may be effected in the over-the-counter market or otherwise, and at market prices prevailing at the time of sale, fixed prices or negotiated prices. See "Manner of Sale".

         The Selling Stockholders will bear all commissions, and other compensation paid to brokers in connection with the sale of the Offered Shares. The Company will bear the expense of registering the Offered Shares issued.

         The Company is the largest distributor of healthcare products to office-based healthcare practitioners, including dental practices and laboratories, physician practices and veterinary clinics, in the combined North American and European markets. See "The Company."

         See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective purchasers of the Offered Shares.

                         -------------------------------


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                   OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A  CRIMINAL OFFENSE.

                         -------------------------------

                 The date of this Prospectus is July 24, 1997

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC").

         The Company has filed, through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a Registration Statement on Form S-3 (the "Registration Statement") with the SEC under the Securities Act of 1933 (the "Securities Act") with respect to the Offered Shares. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement (including such omitted portions) are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC:
Chicago Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and New York Regional Office (Seven World Trade Center, New York, New York 10048). Copies of such material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, DC 20006. Material filed electronically through EDGAR may also be accessed through the SEC's home page on the World Wide Web at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed by the Company with the SEC, are incorporated by reference in this Prospectus:

         (a) Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-27028);

         (b) Amended Annual Report on Form 10-K/A for the fiscal year ended December 27, 1997;

         (c) Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 1998.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is incorporated or deemed incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company at 135 Duryea Road, Melville, New York 11747, Attention: Mark E. Mlotek, telephone number (516) 843-5500.

                                  RISK FACTORS

         In addition to other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Offered Shares. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward looking statements. Any forward looking statements contained in this Prospectus are subject to, among other things, the following factors.

Competition

         The healthcare products distribution business is intensely competitive. The Company competes with numerous other companies, including several major manufacturers and distributors. Some of these competitors have greater financial and other resources than the Company. Most of the Company's products are available from several sources, and its customers tend to have relationships with several distributors. In addition, such competitors could obtain rights to market particular products to the exclusion of the Company. Manufacturers also could increase their efforts to sell directly to end-users, thereby by-passing distributors such as the Company. Consolidation among healthcare products distributors could result in existing competitors increasing their market position through acquisitions or joint ventures, which may materially adversely affect operating results. In addition, new competitors may emerge which could materially adversely affect the Company's operating results. There can be no assurance the Company will not face increased competition in the future.

Expansion Through Acquisitions and Joint Ventures

         The Company intends to continue to expand in its domestic and international markets, in part through acquisitions and joint ventures. However, the Company's ability to continue to expand successfully through acquisitions and joint ventures will depend upon the availability of suitable acquisition or joint venture candidates at prices acceptable to the Company, the Company's ability to consummate such transactions, and the availability of financing (in the case of non-stock transactions) on terms acceptable to the Company. There can be no assurance that the Company will be effective in making future acquisitions or joint ventures. Such transactions involve numerous risks, including possible adverse short-term effects on the Company's operating results or the market price of the Common Stock. Certain of the Company's acquisitions and future acquisitions may also give rise to an obligation by the Company to make contingent payments or to satisfy certain repurchase obligations, which payments could have an adverse financial effect on the Company. In addition, integrating acquired businesses and joint ventures may result in a loss of customers or product lines of the acquired businesses or joint ventures, and also requires significant management attention and may place significant demands on the Company's operations, information systems and financial resources. In fiscal 1997, the Company completed 23 acquisitions. Since December 27, 1997, the Company has entered into definitive agreements for, or completed, five acquisitions. The failure to effectively integrate these or future acquisitions and joint ventures with the Company's operations could adversely affect the Company.

Control by Insiders

         As of June 21, 1998, Stanley M. Bergman, Chairman of the Board, Chief Executive Officer and President of the Company, owned, directly or indirectly, approximately 3.2% of the outstanding shares of Common Stock and, by virtue of a Voting Trust Agreement (which expires December 31, 1998 unless terminated earlier) with certain of the Company's current principal stockholders, will have the right to vote up to an aggregate of approximately 20.2% of the outstanding shares of Common Stock. In addition, until

December 31, 1998, under certain circumstances, Mr. Bergman has the right to direct the nomination of a majority of the nominees to the Company's Board of Directors and, from January 1, 1999 until December 31, 2003, Mr. Bergman has the right to direct the nomination of all, or, under certain circumstances, certain, of the nominees to the Company's Board of Directors, and in all such events certain of the current principal stockholders are required to vote for such nominees. Because of these voting arrangements, Mr. Bergman has significant influence over matters requiring the approval of the Company's Board of Directors or stockholders of the Company. Under certain circumstances, these voting arrangements may terminate prior to December 31, 1998. In that event, certain of the Company's current principal stockholders may be able to significantly influence all matters requiring stockholder approval, including the election of directors. See "THE COMPANY--Reorganization."

Fluctuations in Quarterly Earnings

         The Company's business has been subject to seasonal and other quarterly influences. Net sales and operating profits have been generally higher in the fourth quarter due to the timing of sales of software, year-end promotions, and purchasing patterns of office-based healthcare practitioners, and have been generally lower in the first quarter due primarily to increased purchases in the prior quarter. Quarterly results may also be adversely affected by a variety of other factors, including the timing of acquisitions and related costs, the release of software enhancements, promotions, adverse weather, and fluctuations in exchange rates associated with international operations. Strikes (such as the recent strike by United Parcel Service of America, Inc. ("UPS")) or other service interruptions could adversely affect the Company's ability to deliver products on a timely basis and result in incremental shipping and payroll costs, thereby adversely impacting quarterly results.

         The Company uses UPS for delivery of substantially all domestic orders. The Teamsters Union strike against UPS during the Company's third quarter of fiscal 1997 substantially reduced UPS's ability to fulfill the shipments of its customers' orders. During this period the Company made alternative arrangements in order to maintain customer service levels. The use of such alternatives resulted in approximately $1.3 million, or $0.04 per share, on a diluted basis, in higher transportation and other operating costs, primarily payroll costs caused by the need to sort customer orders for distribution to various regional couriers. Additionally, after the strike, payroll costs continued to run at rates higher than would otherwise be expected in order to handle inbound freight that was backlogged as a result of the strike. None of the foregoing incremental costs were passed along to customers. Subsequently, freight and payroll costs returned to normal pre-strike levels.

Practice Management Software and Other Value Added Products

         During fiscal 1997, approximately $35.9 million, or 2.5%, and $25.7 million, or 5.7%, of the Company's net sales and gross profit, respectively, were derived from sales of the Company's Easy Dental(R) Plus, Dentrix Dental System, and AVImark(R) practice management software and other value added products to United States dental and veterinary office-based healthcare practitioners. Competition among companies supplying practice management software is intense and increasing. The Company's future sales of practice management software will depend, among other factors, upon the effectiveness of the Company's sales and marketing programs, the Company's ability to enhance its products and its ability to provide ongoing technical support. There can be no assurance that the Company will be successful in introducing and marketing software enhancements or new software, or that such software will be released on time or accepted by the market. The Company's software products, like software products generally, may contain undetected errors or bugs when introduced or as new versions are released. There can be no assurance that problems with post-release software errors or bugs will not occur in the future. Any such defective software may result in increased expenses related to the software and could adversely affect the Company's relationships with the customers using such software. The Company does not have any patents on its software and relies upon copyright, trademark and trade secret laws; there can be no assurance that such legal protections will be available or enforceable to protect its software products. The Company's Easy Dental(R) Plus software products are generally distributed under "shrink-wrap" licenses that are not signed by the customer and, therefore, may be unenforceable in certain jurisdictions.

Foreign Operations

         During fiscal 1997, approximately 11.9% and 12.7% of the Company's net sales and gross profit, respectively, were derived from sales to customers located outside the United States and Canada. The Company's international businesses are subject to a number of inherent risks, including difficulties in opening and managing foreign offices and distribution centers; establishing channels of distribution; fluctuations in the value of foreign currencies; import/export duties and quotas; and unexpected regulatory, economic and political changes in foreign markets. There can be no assurance that these factors will not adversely affect the Company's operating results.

Dependence on Senior Management

         The Company's future performance will depend, in part, upon the efforts and abilities of certain members of its existing senior management, particularly Stanley M. Bergman, Chairman, Chief Executive Officer and President, Robert J. Sullivan, Vice Chairman, James P. Breslawski and Bruce J. Haber, Executive Vice Presidents, and Steven Paladino, Senior Vice President and Chief Financial Officer. The loss of service of one or more of these persons could have an adverse effect on the Company's business. The Company has entered into employment agreements with Mr. Bergman, Mr. Sullivan and Mr. Haber. The success of certain acquisitions and joint ventures effected by the Company may depend, in part, on the Company's ability to retain key management of the acquired businesses or joint ventures.

Changes in Healthcare Industry

         In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including potential national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies and collective purchasing arrangements by office-based healthcare practitioners. If the Company is unable to react effectively to these and other changes in the healthcare industry, its operating results could be adversely affected. The Company cannot predict whether any healthcare reform efforts will be enacted and what effect any such reforms might have on the Company or its customers and suppliers.

Government Regulation

         The Company and its customers and suppliers are subject to extensive Federal and state regulation in the United States, as well as regulation by foreign governments, and the Company cannot predict the extent to which future legislative and regulatory developments concerning their practices and products or the healthcare industry may affect the Company. In addition, the Company, as a marketer, distributor and manufacturer of healthcare products (including through, among other entities, its 50%-owned company, HS Pharmaceutical, Inc., which distributes and manufactures generic pharmaceuticals), is required to obtain the approval of Federal and foreign governmental agencies, including the Food and Drug Administration, prior to marketing, distributing and manufacturing certain of those products, and it is possible that the Company may be prevented from selling new manufactured products should a competitor receive prior approval. Further, the Company's plants and operations are subject to review and inspection by local, state, Federal and foreign governmental entities. The Company's suppliers are subject to similar governmental requirements.

Risk of Product Liability Claims and Insurance

         The sale, manufacture and distribution of healthcare products involves a risk of product liability claims and adverse publicity. Although the Company has not been subject to a significant number of such claims or incurred significant liabilities due to such claims, there can be no assurance that this will continue to be the case. In addition, the Company maintains product liability insurance coverage and has certain rights to indemnification from third parties, but there can be no assurance that claims outside or exceeding such coverage will not be made, that the Company will be able to continue to obtain insurance coverage, or that it will be successful in obtaining indemnification from such third parties. The Company also may not be able to maintain existing insurance coverage or obtain, if it determines to do so, insurance providing additional coverage at reasonable rates.

Cost of Shipping

         Shipping is a significant expense in the operation of the Company's business. The Company ships almost all of its orders by UPS and other delivery services, and typically bears the cost of shipment. Accordingly, any significant increase in shipping rates could have an adverse effect on the Company's operating results. Similarly, strikes or other service interruptions by such shippers could cause the Company's operating expenses to rise and adversely affect the Company's ability to deliver products on a timely basis. See "--Fluctuations in Quarterly Earnings".

Reliance on Telephone and Computer Systems

         The Company believes that its success depends, in part, upon its telesales and direct marketing efforts and its ability to provide prompt, accurate and complete service to its customers on a price- competitive basis. Any continuing disruption in either the Company's computer system or telephone system could adversely affect its ability to receive and process customer orders and ship products on a timely basis. Any such disruption could adversely affect its relations with customers.

Potential Volatility of Common Stock Prices

         The market price of the Common Stock may be subject to fluctuations in response to quarter-to- quarter variations in operating results, changes in earnings estimates by investment analysts or changes in business or regulatory conditions affecting the Company, its customers, its suppliers or its competitors. The stock market historically has experienced volatility that has particularly affected the market prices of securities of many companies in the healthcare industry and which sometimes has been unrelated to the operating performances of such companies. These market fluctuations may adversely affect the market price of the Common Stock. Since December 27, 1997, the closing market price of the Common Stock as reported on the Nasdaq National Market has ranged from a high of $51 1/8 to low of $29 1/4.

Anti-takeover Provisions; Possible Issuance of Preferred Stock

         Certain provisions of the Company's Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and Amended and Restated By-laws, as amended, as currently in effect may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. These provisions, among other things:
(i) require the affirmative vote of the holders of at least 60% of the shares entitled to vote to approve a merger or a sale, lease, transfer or exchange of all or substantially all of the assets of the Company, and (ii) require the affirmative vote of the holders of at least 662/3% of the shares entitled to vote to (x) remove a director, (y) amend or repeal certain provisions of the Company's Certificate of Incorporation, and (z) to amend or repeal the By-laws of the Company (except that the Board of Directors may amend by-laws adopted prior to the 1997 Annual Meeting of Stockholders). In addition, the rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock of the Company that may be issued in the future and that may be senior to the rights of the holders of Common Stock. Under certain conditions, Section 203 of the Delaware General Corporation Law would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. In addition, the Company's 1994 Stock Option Plan and 1996 Non- Employee Director Stock Option Plan provide for accelerated vesting of stock options upon a change in control of the Company, and in certain instances, agreements between the Company and its executive officers provide for increased severance payments if such executive officers are terminated without cause within two years after a change in control of the Company.

Shares Eligible for Future Sale

         Future sales of substantial amounts of Common Stock in addition to the Offered Shares (including shares issued upon the exercise of stock options) by certain of the Company's current stockholders (including certain executive officers, employees and affiliates of the Company), or the perception that such sales could occur, could adversely affect the market price for the Common Stock. As of July 17, 1998, approximately 8,300,000 shares of Common Stock, constituting approximately 22.7% of the shares of Common Stock outstanding as of that date, were eligible for immediate resale in the public market pursuant to Rule 144 under the Securities Act, and other shares will become eligible for resale as a result of the lapsing of Securities Act holding periods or future acquisitions by the Company. In connection with the reorganization described under "--Reorganization" below, the Company entered into a Registration Rights Agreement with certain of its stockholders, and may grant additional registration rights in connection with future acquisitions. In addition, an aggregate of 4,063,833 shares of Common Stock are available for issuance upon the exercise of outstanding options to purchase shares of Common Stock, all of which shares would be, when issued, eligible for immediate resale in the public market.

Reorganization

         In connection with the reorganization of the Company's ownership and the various agreements entered into in connection therewith between 1992 and 1994 (the "Reorganization"), certain stockholders of the Company made customary representations, warranties and covenants and provided for indemnification with respect to the structure of the transaction and for breaches of such representations, warranties and covenants. No claims for such indemnification have arise to date. Applicable accounting rules provide that certain amounts paid or assumed by such stockholders on behalf of the Company in satisfaction of indemnity obligations may be required to be recorded by the Company for financial reporting purposes as an expense.

Accordingly, although any such payment or assumption may not materially impact the Company's cash flow, the Company's results of operations would be negatively impacted in the period incurred. In addition, there can be no assurance that such stockholders will have the resources in the future to meet their respective indemnification obligations, if any, under such agreements.

                                   THE COMPANY

General

         The Company is the largest distributor of healthcare products and services to office-based healthcare practitioners in the combined North American and European markets. The Company has operations in the United States, Canada, Mexico, the United Kingdom, The Netherlands, Belgium, Germany, France, the Republic of Ireland, Austria and Spain. The Company sells products and services to over 250,000 customers, primarily dental practices and dental laboratories, as well as physician practices, veterinary clinics and institutions. In 1997, the Company sold products to over 70% of the estimated 100,000 dental practices in the United States. The Company believes that there is strong awareness of the "Henry Schein" name among office-based healthcare practitioners due to its more than 60 years of experience in distributing healthcare products. Through its comprehensive catalogs and other direct sales and marketing programs, the Company offers its customers a broad product selection of both branded and private brand products that include approximately 55,000 stock keeping units ("SKUs") in North America and approximately 50,000 SKUs in Europe at published prices that the Company believes are below those of many of its competitors. The Company also offers various value-added products and services, such as practice management software. As of December 27, 1997, the Company has sold over 26,000 dental practice management software systems, more than any of its competitors.

         During 1997, the Company distributed over 12.0 million pieces of direct marketing materials (such as catalogs, flyers and order stuffers) to approximately 500,000 office-based healthcare practitioners. The Company supports its direct marketing efforts with over 450 telesales representatives who facilitate order processing and generate sales through direct and frequent contact with customers and with approximately 850 field sales consultants. The Company utilizes database segmentation techniques to more effectively market its products and services to customers. In recent years, the Company has continued to expand its management information systems and has established strategically located distribution centers in the United States and Europe to enable it to better serve its customers and increase its operating efficiency. The Company believes that these investments, coupled with its broad product offerings, enable the Company to provide its customers with a single source of supply for substantially all their healthcare product needs and provide them with convenient ordering and rapid, accurate and complete order fulfillment. The Company estimates that approximately 99% of all orders in the United States and Canada received before 7:00 p.m. and 4:00 p.m., respectively, are shipped on the same day the order is received and approximately 92% of orders are received by the customer within two days of placing the order. In addition, the Company estimates that approximately 99% of all items ordered in the United States and Canada are shipped without back ordering.

         The Company's principal executive offices are located at 135 Duryea Road, Melville, New York 11747, (516) 843-5500.

Recent Developments

         On November 12, 1997, August 1, 1997 and February 28, 1997, the Company completed the acquisitions of Sullivan Dental Products, Inc. ("Sullivan"), Micro Bio-Medics, Inc. ("MBM") and Dentrix Dental Systems, Inc. ("Dentrix"), respectively, in merger transactions accounted for as poolings of interests. Pursuant to the respective merger agreements, the Company issued approximately 7,594,900, 3,231,400 and 1,070,000 shares of its Common Stock with aggregate market values (on their respective closing dates) of approximately $266.8 million, $122.8 million and $29.4 million, respectively, and assumed and exchanged all options to purchase Sullivan and MBM stock for options to purchase approximately 1,192,000 and 1,117,000 shares, respectively, of the Company's Common Stock.

         Sullivan distributes consumable dental supplies to dentists using a marketing strategy which combines personal visits with a catalog of approximately 12,000 competitively priced items. Sullivan also sells, installs and services dental equipment through 52 sales and service centers located throughout the United States. Sullivan had net sales of approximately $241.6 million and earnings of $8.7 million in 1996, and net sales of $196.3 million and earnings of $7.4 million in the first nine months of 1997.

         MBM distributes medical supplies to physicians and hospitals in the New York metropolitan area, as well as to healthcare professionals in sports medicine, emergency medicine, school health, industrial safety, government and laboratory markets nationwide. MBM had net sales of approximately $150.1 million and earnings of $1.7 million in 1996, and net sales of $77.8 million and earnings of $0.7 million for the first six months of their 1997 fiscal year.

         Dentrix is a leading provider of clinically-based dental practice management systems, with 1996 net sales of approximately $10.2 million, pro forma earnings, after adjusting for taxes on previously untaxed earnings, of $2.0 million and an approximate 3,500 installed user base as of December 28, 1996.

         In connection with these acquisitions, the Company incurred certain merger and integration costs of approximately $50.8 million during the year ended December 27, 1997. Net of taxes, merger and integration costs were approximately $1.17 per share, on a diluted basis. Merger and integration costs consist primarily of investment banking, legal, accounting and advisory fees, compensation, impairment of goodwill arising from acquired businesses integrated into the Company's recent acquisitions of Sullivan and MBM, as well as certain other integration costs associated with these mergers. Excluding the merger and integration costs, net of the related tax benefit, net income and net income per common share, on a diluted basis, would have been $41.7 million and $1.14, respectively, for the year ended December 27, 1997.

Reorganization

         The Company was formed on December 23, 1992 as a wholly-owned subsidiary of Schein Holdings, Inc. ("Schein Holdings"). At that time, Schein Holdings conducted the business in which the Company is now engaged and owned 100% of the outstanding capital stock of Schein Pharmaceutical, Inc. ("Schein Pharmaceutical"), a company engaged in the manufacture and distribution of multi-source pharmaceutical products.

         In December 1992, Schein Holdings separated the Company's business from Schein Pharmaceutical by transferring to the Company all of the assets and liabilities of the healthcare distribution business now conducted by the Company, including Schein Holdings' 50% interest in HS Pharmaceutical, Inc. ("HS Pharmaceutical"), a manufacturer and distributor of generic pharmaceuticals (together with the events described below, the "Reorganization"). No other assets or liabilities, including the assets and liabilities associated with Schein Pharmaceutical's business, were transferred to the Company. In connection with the Reorganization, the Company agreed to indemnify Schein Holdings for all of the liabilities assumed by the Company, and Schein Holdings agreed to indemnify the Company for the liabilities associated with Schein Pharmaceutical's business of manufacturing and distributing generic pharmaceuticals. Other than certain common stockholders, there is no affiliation between the Company and Schein Pharmaceutical, and all transactions between the Company and Schein Pharmaceutical are on an arm's-length basis.

         In February 1994, the Company, Schein Holdings, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, Pamela Schein, Steven Paladino, James P. Breslawski, Martin Sperber (the Chief Executive Officer of Schein Pharmaceutical) and certain other parties entered into a number of agreements as part of the Reorganization (the "Reorganization Agreements"). In September 1994, pursuant to the Reorganization Agreements, all of the shares of Common Stock held by Schein Holdings was distributed to certain of the current stockholders of the Company. Marvin H. Schein, Pamela Schein and Pamela Joseph have agreed to severally indemnify the Company against certain potential costs and claims, if any, which might be incurred by the Company in the future from the transactions related to the Reorganization. The Company and Schein Pharmaceutical also agreed that, after September 1994, the Company would be entitled to use the "Henry Schein" name in activities involving non-pharmaceutical products and pharmaceuticals for dental and veterinary purposes, which activities may include marketing, distributing, labeling, packaging, and manufacturing (such as HS Pharmaceutical's manufacturing of generic pharmaceuticals and the Company's Schein Dental Equipment subsidiary's manufacturing of large dental equipment), which are the principal manufacturing activities currently conducted by the Company, its subsidiaries and 50%-or-less owned entities selling such products. The Company and Schein Pharmaceutical also agreed that after September 1994, Schein Pharmaceutical would be entitled to use the "Schein Pharmaceutical" name in similar activities involving pharmaceuticals for non-dental human treatment. Schein Pharmaceutical is not permitted to use the name "Henry Schein."

         One of the Reorganization Agreements, a Voting Trust Agreement (the "Voting Trust"), gives Stanley M. Bergman (or his successor trustee), as Voting Trustee, the right to vote all of the shares of Common Stock owned by certain stockholders of the Company, approximately 20.4% of the outstanding shares of Common Stock. Another of the Reorganization Agreements, the Amended and Restated HSI Agreement, as amended (the "Global Agreement"), provides that, until the earlier of January 1, 1999 or the termination of the Voting Trust, Mr. Bergman (or his successor trustee) has the right to nominate all but three of the nominees to the Company's Board of Directors, and Marvin H. Schein, Pamela Joseph and Pamela Schein have the right to serve as or nominate the remaining three directors. In general, from January 1, 1999, unless the Voting Trust has terminated prior thereto, until the earlier of January 1, 2004 or the first date on which Marvin H. Schein and his family group no longer beneficially own at least 25% of the outstanding Common Stock that they owned immediately after the Reorganization or the date of certain changes in the Company's management, Mr. Bergman (or his successor trustee) has the right to nominate all of the nominees to the Company's Board of Directors, provided, that if Marvin H. Schein does not approve such nominations, Mr. Bergman (or his successor trustee) and Mr. Schein will each nominate that number of nominees equal to one-half of the entire Board, rounded down to the nearest whole number (of which one will be an independent nominee), and the remaining nominee (if there is an odd number of directors) will be selected by the two independent nominees. As a result of the foregoing, until December 31, 1998, Mr. Bergman, as a practical matter, will be able to significantly influence all matters requiring stockholder approval, including the election of directors, and until January 1, 2004, Mr. Bergman will have the ability to significantly influence the election of all or a substantial number of the directors of the Company.

         The Global Agreement also requires the parties to the Voting Trust and Marvin H. Schein to vote in favor of the individuals so nominated as first described above until the earlier of January 1, 1999 or the termination of the Voting Trust, and thereafter (assuming no prior termination of the Voting Trust) to vote their shares in favor of the nominees of Stanley M. Bergman and, if applicable, Marvin H. Schein, until January 1, 2004. The Voting Trust terminates on December 31, 1998, but is subject to earlier termination if, among other things, Stanley M. Bergman ceases to be employed by or serve as a director of the Company (unless certain other members of current management are serving as senior executives of the Company) or the Company consummates a business combination which results in Marvin H. Schein (including his family members) owning less than 5% of the voting securities of the surviving corporation.

         The Global Agreement affords Marvin H. Schein or his designee the right to serve on each committee of the Board of Directors to which the Company's Board of Directors has delegated decision-making authority and the right to call a special meeting of the Company's Board of Directors. The Global Agreement also limits the Company's ability to adopt a stockholder rights plan or "fair price amendment," if such plan or amendment would affect Marvin H. Schein or Pamela Schein (including their respective family members), as long as Marvin H. Schein or Pamela Schein own certain specified percentages of the outstanding Common Stock. The Global Agreement also limits the ability of Marvin H. Schein, Pamela Schein and Pamela Joseph to participate in any solicitation of proxies or any election contest.

         The Global Agreement places certain restrictions on the ability of the parties thereto to transfer any of the shares of Common Stock owned by them and further provides that the Company may not, prior to the earlier of December 31, 2003 or the first date on which neither Marvin H. Schein nor Pamela Schein (including their respective family members) own at least 5% of the outstanding shares of Common Stock; (i) issue in one or more private transactions securities having more than 20% of the total votes that can be cast in any election of directors of the Company without first offering Marvin H. Schein and Pamela Schein (including their respective family members) the right to purchase such securities; (ii) issue securities in connection with a business combination having more than 20%, or resulting in a person owning more than 20%, of the total votes that can be cast in any election of directors without the consent of Marvin H. Schein; or (iii) issue preferred stock having the right to cast more than 20% of the total votes that can be cast in any election of directors of the Company. In addition, certain members of management have agreed not to transfer their shares until November 3, 1998, subject to acceleration in Mr. Bergman's discretion. Restrictions on the ability of stockholders to transfer their stock may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company, and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

         The Global Agreement provides that the Company will indemnify each of the other parties to the Reorganization agreements, and their family groups, from damages resulting from (i) claims asserted by third parties relating to the Reorganization agreements and (ii) any material breach of a representation, warranty or covenant made by the Company in any of the Reorganization agreements. Marvin H. Schein has agreed to consult with Pamela Schein prior to the exercise of certain of his rights of approval and consent under the Reorganization agreements.

                              SELLING STOCKHOLDERS

         The following table lists the names and business addresses of each Selling Stockholder, the number of shares of Common Stock beneficially owned by each Selling Stockholder as of July 22, 1998, and the number of Offered Shares being offered by each Stockholder hereby . Each of the Selling Stockholders owns less than 1% of the outstanding shares of Common Stock. Except as noted below, each Selling Stockholder in the table has sole voting and investment power as to the Offered Shares shown as being owned by such person.

                                                                                                Number of Shares to
                                                Number of Shares                               be Beneficially Owned
                                                  Beneficially            Number of Shares             After
            Name and Address                 Owned Prior toOffering           Offered                 Offering
------------------------------------------  ------------------------     ------------------    -----------------------
                                                     Number
                                                     ------
Mr. Palmer Bedsole                                   293,669                  293,669                    0
c/o Bedsole Medical Companies, Inc.
3280 Dauphin Street
Mobile, Alabama 36606-4060

J. Dan McDonald                                      17,798                    17,798                    0
c/o Bedsole Medical Companies, Inc.
3280 Dauphin Street
Mobile, Alabama 36606-4060

A. B. Riser, Jr.                                     35,596                    35,596                    0
c/o Bedsole Medical Companies, Inc.
3280 Dauphin Street
Mobile, Alabama 36606-4060

Joseph C. Robertson (1)(2)                           223,656                  178,681                  44,975
c/o Arcona Health Inc.
17 Keefer Road
St. Catharines, Ontario L2M 6KY

Anita Robertson (1)(2)                               199,400                  154,425                  44,975
c/o Arcona Health Inc.
17 Keefer Road
St. Catharines, Ontario L2M 6KY

Carman Adair (1)(3)                                  94,444                    55,894                  38,550
c/o Arcona Health Inc., Western Division
1454 Cliveden Avenue
Delta, British Columbia V3M6L9

Lorraine Adair (1)(3)                                86,000                    86,000                    0
c/o Arcona Health Inc., Western Division
1454 Cliveden Avenue
Delta, British Columbia V3M6L9

---------------------------
(1) The shares shown as beneficially owned represent shares of Common Stock that the Selling Stockholders are entitled to receive at their election in exchange for shares that they received in a Canadian subsidiary of the Company. The Selling Stockholders intend to effect such exchange promptly with respect to the Offered Shares.

(2) Includes ____ shares indirectly owned by Joseph C. Robertson and ____ shares indirectly owned by Anita Robertson (his wife) through 1306843 Ontario Inc., a corporation wholly-owned by them. Each of them may be deemed to share voting and dispositive power with respect to all the shares owned by the corporation.

(3) Includes ____ shares indirectly owned by Carman Adair and ____ shares indirectly owned by Lorraine Adair (his wife) through No. 191 Seabright Holdings Ltd., a corporation wholly-owned by them. Each of them may be deemed to share voting and dispositive power with respect to all the shares owned by the corporation.

                                 MANNER OF SALE

         This Prospectus, as appropriately amended or supplemented, may be used from time to time by the Selling Stockholders to offer and sell the Offered Shares in transactions in which they and any broker-dealer through whom such shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the shares of Common Stock described herein. Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of Common Stock bought through a block trade, special offering, exchange distribution or secondary distribution, a supplemented Prospectus will be filed, pursuant to Rule 424(b) under the Securities Act, setting forth (i) the name of each Selling Stockholder and the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or the discounts allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus and (vi) other facts material to the transaction.

         Selling Stockholders may sell the shares being offered hereby from time to time in transactions (which may involve crosses and block transactions) on the Nasdaq National Market (the "NMS"), in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. Selling Stockholders may sell some or all of the shares in transactions involving broker-dealers, who may act solely as agent and/or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the NMS, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with Selling Stockholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as an agent for the Selling Stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NMS, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchaser of such shares.

         The Company has agreed to indemnify each Selling Stockholder under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder may indemnify any broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and schedule included in the Company's Annual Report on Form 10-K for the year ended December 27, 1997, which are incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, independent auditors, as set forth in their reports included therein and incorporated herein by reference which, as to the years 1996 and 1995, is based in part on the reports of Deloitte & Touche LLP and Miller Ellin & Company, independent auditors. Such financial statements audited by BDO Seidman, LLP are incorporated by reference herein in reliance upon such report given the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of Offered Shares of Common Stock has been passed upon for the Company by Proskauer Rose LLP, counsel to the Company.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The expenses in connection with the distribution of the securities being registered hereunder (all of which are already outstanding) are:

Securities and Exchange Commission registration fee                             $ 11,682
Accounting fees and expenses..................................................  $  5,000
Legal fees and expenses (other than Blue Sky fees and expenses)...............  $  5,000
Miscellaneous.................................................................  $  2,000
                                                                                --------
         Total................................................................  $ 23,682
                                                                                ========

         All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15.  Indemnification of Directors and Officers

         Article TENTH of the Company's Amended and Restated Certificate of Incorporation provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The Amended and Restated Certificate of Incorporation also extends indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

         In addition, Article NINTH of the Company's Amended and Restated Certificate of Incorporation[, as amended] provides that no director shall be personally liable for any breach of fiduciary duty. Article NINTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions of intentional misconduct, (iii) under Section 174 of the Delaware General Corporation Law for unlawful declarations of dividends or unlawful stock purchases or redemptions, or (iv) for any transactions from which the director derived an improper personal benefit.

         Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for liabilities arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

Item 16.  Exhibits and Financial Statements

         The exhibits required by Item 601 of Regulation S-K and filed herewith are listed on the Exhibit Index immediately preceding the exhibits. All schedules are omitted as the required information is presented in the financial statements or related notes incorporated by reference in the Prospectus or are not applicable.

Item 17.  Undertakings

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melville, State of New York on July 22, 1998.

                                           Henry Schein, Inc.

                                           By: /s/ Stanley M. Bergman
                                              ---------------------------------
                                               Stanley M. Bergman
                                               Chairman, Chief Executive Officer
                                               and President

         KNOW ALL MEN BY THESE PRESENTS, that each director and officer whose signature appears below hereby constitutes and appoints Stanley M. Bergman and Steven Paladino, and each of them acting alone without the other, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his behalf individually and in any and all capacities (until revoked in writing), any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) and the Securities Act of 1933, to file the same with all exhibits thereto and all other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent, and each of them acting alone without the other, full power and authority to do all such other acts and things requisite or necessary to be done, and to execute all such other documents as he may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                             Capacity                                            Date
---------                             --------                                            ----

/s/Stanley M. Bergman                 Chairman, Chief Executive Officer,                  July 22, 1998
-------------------------             President and Director (principal
Stanley M. Bergman                    executive officer)


/s/James P. Breslawski                Executive Vice Chairman and Director                July 22, 1998
---------------------------
James P. Breslawski

/s/Steven Paladino                    Senior Vice President, Chief Financial              July 22, 1998
---------------------------           Officer and Director (principal financial and
Steven Paladino                       accounting officer)


/s/Gerald A. Benjamin                 Senior Vice President-Administration                July 22, 1998
---------------------------           and Customer Satisfaction and Director
Gerald A. Benjamin

/s/Leonard A. David                   Vice President-Human Resources, Special             July 22, 1998
---------------------------           Counsel and Director
Leonard A. David

/s/Mark E. Mlotek                     Vice President, General Counsel, Secretary          July 22, 1998
---------------------------           and Director
Mark E. Mlotek

/s/Marvin H. Schein                   Director                                            July 22, 1998
---------------------------
Marvin H. Schein


                                  EXHIBIT INDEX

Exhibit No.      Description                                                                            Page No.
----------       -----------                                                                            --------
3.1              Form of Amended and Restated Articles of Incorporation.  (Incorporated by                  --
                 reference to Exhibit 3.1 to Henry Schein, Inc.'s Registration Statement on
                 Form S-1, Reg. No. 33-96528)

3.2              Amendments dated November 12, 1997 to Amended and Restated Articles of
                 Incorporation (Incorporated by reference to Exhibit 3.3 to the Company's
                 Annual Report on From 10-K for the fiscal year ended December 27, 1997)

3.3              Amendment dated June 16, 1998 to Amended and Restated Articles of                        II-7
                 Incorporation

3.4              Form of Amended and Restated Bylaws.  (Incorporated by reference to                       --
                 Exhibit 3.2 to Henry Schein, Inc.'s Registration Statement on Form S-1, Reg.
                 No. 33-96528)

3.5              Amendments to Amended and Restated By-laws adopted July 15, 1997.                         --
                 (Incorporated by reference to Exhibit 3.3 to Henry Schein, Inc.'s Registration
                 Statement on Form S-4, Reg. No. 333-36081)

5*               Opinion of Proskauer Rose LLP regarding legality.                                        II-9

11.1             Statements regarding computation of per share income (filed as part of Henry              --
                 Schein, Inc.'s Current Report on Form 8-K dated June 24, 1997 and incorporated by reference in the Proxy Statement/Prospectus included in this Registration Statement)

23.1             Consent of BDO Seidman, LLP                                                              II-10

23.2             Consent of Deloitte & Touche LLP                                                         II-11

23.3             Consent of Miller, Ellin & Company                                                       II-12

23.4             Consent of Proskauer Rose LLP (included in Exhibit 5)                                     --

24.1             Powers of Attorney (included as part of the signature pages on page II-4 of               --
                 the Registration Statement).

* To be filed by amendment.